UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Fidelity Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Cameron Parkway
(No. and Street)

Oklahoma City	OK	73114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Williams — 405-523-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

210 Park Avenue, STE 2850	Oklahoma City	OK	73114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Shirley Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelity Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN STAFFORD NOTARY # 02019454 EXP. 12/29/22 PUBLIC STATE OF OKLAHOMA

Shirley Williams
Signature

Chief Principal Officer
Title

Karen Stafford
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
American Fidelity Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/KPMG LLP

We have served as the Company's auditor since 1990.

Oklahoma City, Oklahoma
February 18, 2019

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	368
Certificates of deposit at cost		54,000
Accrued interest receivable		632
Accrued fees receivable		45,859
Total assets	$	100,859

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable-parent	$	39,487
Accrued expense payable-other		6,372
Total liabilities		45,859
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		45,000
Total stockholder's equity		55,000
Total liabilities and stockholder's equity	$	100,859

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Operations

Year ended December 31, 2018

Revenues:		
Fees for variable annuity insurance contracts	$	1,551,308
Interest		862
		1,552,170
Expenses:		
Fees to affiliated service providers		1,338,397
Regulatory fees and expenses		213,773
		1,552,170
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

		Common stock	Additional paid-in capital	Total stockholder's equity
Balance, December 31, 2017	$	10,000	45,000	55,000
Net income		—	—	—
Balance, December 31, 2018	$	10,000	45,000	55,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash used in operating activities:		
Increase in accrued interest receivable		(218)
Decrease in accounts receivable - parent		610
Increase in fees receivable		(2,787)
Increase in accrued expenses - parent		938
Increase in accrued expenses - other		1,849
Decrease in accounts payable		(610)
Net cash used in operating activities		(218)
Cash flows from investing activities:		
Proceeds from matured certificates of deposit		54,000
Purchases of certificates of deposit		(54,000)
Net cash provided by investing activities		—
Net increase in cash		(218)
Cash, beginning of year		586
Cash, end of year	$	368

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company is a non-carrying subscription broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other affiliated and nonaffiliated entities.

Accrued fees receivable are derived from revenue sharing and concessions earned on 2018 business activity.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d) Investments

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs. The Company's certificates of deposit are carried at cost, which approximates fair value due to the short period of time to maturity, and are considered a Level 2 measurement.

(e) Revenue Recognition

Fees for variable annuity insurance contracts are recorded on a trade-date basis. These fees are comprised of sales, distribution, withdrawal and policy maintenance charges. Fees from the Funds and affiliates were $1,351,985 and $199,323 from other non-affiliated entities for a total of $1,551,308 in 2018.

(Continued)

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers – Deferral of the Effective Date*, which amends ASU 2014-09 to defer the effective date by one year. The new standard is effective for annual and interim periods in fiscal years beginning after December 15, 2017. The Company implemented the provisions of ASU 2014-09 as of January 1, 2018 at which time the Company adopted the updated standard using the modified retrospective approach. Based on the Company's analysis of the effect of the new standard on its recurring revenue streams, there were no adjustments to opening retained earnings on January 1, 2018.

(f) *Income Taxes*

No provision for income taxes was recognized because the Company's revenues equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated federal income tax return.

The Tax Cuts and Jobs Act of 2017 was enacted on December 22, 2017 and does not impact the Company's tax reporting required by Financial Standards Board (FASB), Accounting Standards Codification (ASC) 740, Income Taxes.

The Company recognizes and measures unrecognized tax positions in accordance with FASB ASC 740. The Company has no unrecognized tax positions at December 31, 2018.

As of December 31, 2018, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2015 through 2018 remain open to examination by the U.S. federal jurisdiction and various states to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(Continued)

(2)   Related Party Transactions

The Company receives underwriting income from AFA based on the variable annuity insurance contracts issued by AFA to participants in the Funds.

The Company has an Expense Management Service Agreement (Agreement) with its parent, AFA. Under the Agreement, AFA provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses and income taxes.   Additionally, under the Agreement, AFA agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer.   These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable.   In return, the Company will pay to AFA its net revenues on hand to assist with expenses borne by AFA related to the variable annuity business.

During 2018, the Company received underwriting income of $1,297,221 and incurred expenses of $1,283,633 for services AFA provided under the Agreement.   As of December 31, 2018, there was an accrued payable of $39,487 due AFA from the Company under the Agreement.

(3)   Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Broker-dealers that transact business only in investment company shares and variable annuities and that do not receive customer moneys or securities must maintain net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company has net capital of $31,196 as of December 31, 2018.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission is available at the Company's office and the regional office of the Securities and Exchange Commission in New Orleans, Louisiana.

(4)   Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2018.

(5)   Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions in management's opinion involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by the management agreement between the Company and AFA.

(6)   Subsequent Events

The Company has evaluated subsequent events through February 18, 2019, the date the financial statements were available to be issued.

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2018

Computation of net capital:

Total stockholder's equity	$	55,000
Total stockholder's equity qualified for net capital		55,000
Total capital		55,000
Deductions:		
Nonallowable receivables		23,804
Net capital		31,196
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	26,196

Excess net capital at 1000% (net capital less the greater of 10% of aggregate

indebtedness or 120% of the minimum net capital) $ 25,196

Computation of aggregate indebtedness:

Total liabilities (from statement of financial condition) $ 45,859

Percentage of aggregate indebtedness to net capital   147%

There were no differences between the computation of net capital under Rule 15c3-1 included in

this report and the computations included in the Company's corresponding unaudited Form X-17a-5,

Part IIA filing as of December 31, 2018.

See accompanying report of independent registered public accounting firm.

AMERICAN FIDELITY SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm



American Fidelity Securities, Inc.
a different opinion
Member FINRA

February 18, 2019

AMERICAN FIDELITY SECURITIES, INC. EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1). The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018, with no exceptions.

American Fidelity Securities, Inc.

I, Shirley Williams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Shirley Williams
Shirley Williams
Assistant Vice President
Principal Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report (the Exemption Report), in which (1) American Fidelity Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/KPMG LLP

Oklahoma City, Oklahoma
February 18, 2019